NEWS RELEASE

April 14, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

82.3 METERS GRADING 1.08 g/t GOLD

 INTERSECTED AT CABALLO BLANCO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received the remaining assay results from core hole 07CBN-002 and all of 08CBN-003 from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX) the second and third diamond-drill holes CGH have completed at the Caballo Blanco project in Veracruz, Mexico. Core hole 07CBN-003 intersected 1.04 g/t gold over 82.30 meters in an iron-oxide-cemented silica breccia. The hole was lost in a fault zone at a depth of 246.9 meters. Drillhole CBN-002 was completed to a depth of 293.5 meters. The hole assayed 0.60 g/t gold over a length of 216.41 meters, within which a higher grade section grades 1.12 g/t gold over 13.32 meters, as previously reported by the Company in its news release of March 6, 2008.

J.D. Poliquin, Chairman of Almaden, commented, “We at Almaden are very pleased with the work being conducted by our partner Canadian Gold Hunter and are very encouraged by these results. We look forward to the results to come from the aggressive drill program now underway.”

Complete assay results for 07CBN-002 and 003 are listed below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t

07CBN-002	090°/-50°	293.5	38.71-255.12	216.41	0.60	3.1
including			38.71-104.24	65.53	0.76	3.9
and including			85.95-99.27	13.32	1.03	4.1
and including			230.73-255.12	24.39	1.01	9.5

08CBN-003	090°/-80	246.89	72.54-154.84	82.30	1.08	2.8
including			107.59-124.36	16.77	2.63	3.1

Both holes were drilled in the Cerro la Paila target area (formerly referred to as Cerro la Cruz) within the Northern Zone high-sulphidation gold system, which covers an area of some 20 square km. The holes were targeted on a zone of very high resistivity defined by a detailed I.P. survey carried out in 2007. The high resistivity target extends over a N-S distance of 800 to 900 meters with widths up to 450 meters (see attached map) and substantial, but as yet undetermined, depth extent. In places, the resistivity anomaly is buried below low-resistivity volcanic rocks. Where the resistivity high extends to surface, iron-rich silica breccias are exposed and gold soil and rock geochemical anomalies are extensive.

Two core rigs currently are operating in the Cerro la Paila gold target. CGH has informed Almaden that in the present phase of the drill program, CGH plans to test the target with at least 28 core holes amounting to about 7,000 meters.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.